Exhibit 3.67

AGREEMENT OF LIMITED PARTNERSHIP

OF

HTS-SAN ANTONIO, L.P.

TABLE OF CONTENTS

Article 1	Definitions; Etc.	3
1.1	Definitions	3
1.2	Exhibit, Etc.	7

Article 2	Formation of Partnership	8
2.1	Formation of Partnership	8
2.2	Documents	8
2.3	Name	8
2.4	Character of the Business	8
2.5	Location of the Principal Place of Business	8
2.6	Registered Agent and Registered Office	8

Article 3	Term	9
3.1	Commencement	9
3.2	Dissolution	9

Article 4	Contributions to Capital	9
4.1	Capital Contributions	9
4.2	Additional Contributions	9
4.3	No Third Party Beneficiary	9
4.4	No Interest; No Return	10

Article 5	Allocations of Net Income and Net Loss, Etc.	10
5.1	Allocation of Net Income and Net Loss.	10
5.2	Special Allocations.	10
5.3	Curative Allocations	12
5.4	Other Allocation Rules	12
5.5	Tax Allocations	12

Article 6	Distributions	13

Article 7	Records, Reports and Accounting	13
7.1	Books of Account	13
7.2	Annual Statements	14

Article 8	Rights, Duties and Restrictions of the General Partner	14
8.1	Powers and Duties of General Partner	14
8.2	Duties and Conflicts	17
8.3	Authority of the General Partner	17
8.4	Additional Partners	18
8.5	Waiver and Indemnification	18
8.6	Tax Matters Partner	18

Article 9	Dissolution, Liquidation and Winding-Up	18
9.1	Accounting	19
9.2	Distribution on Dissolution	19
9.3	No Obligation to Restore Deficit Capital Account Balance	20
9.4	Sale of Partnership Assets	20

Article 10	Transfer of Partnership Interests	20
10.1	Restriction on Transfer	20
10.2	Substituted Limited Partners	21

Article 11	Rights and Obligations of the Limited Partner	21
11.1	No Participation in Management	21
11.2	Bankruptcy, Death, Dissolution or Termination of the Limited Partner	21

Article 12	General Provisions	22
12.1	Notices	22
12.2	Waiver of Right of Partition	22
12.3	Successors	22
12.4	Effect and Interpretation	22
12.5	Counterparts	23
12.6	Partners Not Agents	23
12.7	Entire Understanding	23
12.8	Severability	23
12.9	Assurances	23

AGREEMENT OF LIMITED PARTNERSHIP
OF
HTS-SAN ANTONIO, L.P.

THIS AGREEMENT OF LIMITED PARTNERSHIP is made and entered into as of the 11th day of June, 2002, by and between the undersigned parties.

RECITALS

WHEREAS, HTS-San Antonio, Inc., a Delaware corporation (“GP”), and HTS-San Antonio, L.L.C., a Delaware limited liability company (“LP”) desire to form a Delaware limited partnership known as HTS-San Antonio, L.P. (the “Partnership”); and

WHEREAS, the parties hereto desire to provide herein for the formation of the Partnership and otherwise to set forth herein their understandings regarding the Partnership.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

Article 1

Definitions; Etc.

1.1                               Definitions. Except as otherwise herein expressly provided, the following terms and phrases shall have the meanings set forth below:

“Act” shall mean the Delaware Revised Uniform Limited Partnership Act, as the same may be amended from time to time.

“Adjusted Capital Account Deficit” shall mean, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of any relevant fiscal year and after giving effect to the following adjustments:

(a)                                 credit to such Capital Account any amounts which such Partner is obligated or treated as obligated to restore with respect to any deficit balance in such Capital Account pursuant to Section 1.704-1(b)(2)(ii)(c) of the Regulations, or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b)                                 debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the requirements of the alternate test for economic effect contained in Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

“Affiliate” shall mean, with respect to each Partner, any Person that, directly or indirectly, controls, is controlled by, or is under common control with the subject Partner, where “control” means ownership of fifty percent (50%) or more of the outstanding securities of the subject Partner.

“Agreement” shall mean this Agreement of Limited Partnership, as the same may hereafter be amended, modified, supplemented or restated from time to time, as the context requires.

“Capital Account” shall mean, with respect to any Partner, the separate “book” account which the Partnership shall establish and maintain for such Partner in accordance with Section 704(b) of the Code and Section 1.704-1(b)(2)(iv) of the Regulations and such other provisions of Section 1.704-1(b) of the Regulations that must be complied with in order for the Capital Accounts to be determined in accordance with the provisions of said Regulations.  In furtherance of the foregoing, the Capital Accounts shall be maintained in compliance with Section 1.704-1(b)(2)(iv) of the Regulations; and the provisions hereof shall be interpreted and applied in a manner consistent therewith. In the event that a Partnership Interest is transferred in accordance with the terms of this Agreement, the Capital Account, at the time of the transfer, of the transferor attributable to the transferred interest shall carry over to the transferee.

“Capital Contribution” means, with respect to any Partner, the amount of money and the initial fair market value of any property (less the amount of indebtedness, if any, of such Partner which is assumed by the Partnership and/or the amount of indebtedness, if any, to which such property is subject, as of the date of contribution) actually contributed to the Partnership by such Partner as well as any additional contributions actually made or deemed made by a Partner.

“Cash Flow” shall mean, with respect to any fiscal period, (a) all cash receipts of the Partnership received from any source (excluding Capital Contributions) during such period less (b) cash expended for Partnership debts and expenses (including, without limitation, capital expenditures and interest and principal payments on any indebtedness but excluding interest and principal payments on Partner Loans) and reasonable operating and replacement reserves for such fiscal period, all as determined in the sole and absolute discretion of the General Partner to be reasonably necessary in the conduct of the Partnership’s business; provided, however, reserves previously set aside, shall, where and to the extent the General Partner no longer regards such reserves as necessary, be considered cash revenues of the Partnership as of the time of such determination.

“Certificate” shall mean the Certificate of Limited Partnership of the Partnership, as the same may be amended from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“General Partner” shall mean GP, its duly admitted successors and assigns, or any Person who is a general partner at the time of reference thereto.

“Limited Partner” shall mean LP, its duly admitted successors and assigns, or any Person who is a limited partner at the time of reference thereto.

“Liquidating Trustee” shall mean such individual as is selected by the General Partner with the written approval of the Limited Partner, which individual may include an affiliate of the

General Partner. The Liquidating Trustee shall be empowered to give and receive notices, reports and payments in connection with the dissolution, liquidation and/or winding-up of the Partnership, and shall hold and exercise such other rights and powers as are necessary or required to permit all parties to deal with the Liquidating Trustee in connection with the dissolution, liquidation and/or winding-up of the Partnership.

“Net Income” or “Net Loss” shall mean, for each fiscal year or other applicable period, an amount equal to the Partnership’s net taxable income or loss for such year or period determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), with the following adjustments: (a) by including as an item of gross income any tax-exempt income received by the Partnership and (b) by treating as a deductible expense any expenditure of the Partnership described in Section 705(a)(2)(B) of the Code (including amounts paid or incurred to organize the Partnership (unless an election is made pursuant to Code Section 709(b)) or to promote the sale of interests in the Partnership and by treating deductions for any losses incurred in connection with the sale or exchange of Partnership property disallowed pursuant to Section 267(a)(1) or Section 707(b) of the Code as expenditures described in Section 705(a)(2)(B) of the Code).

“Nonrecourse Deductions” shall, for a Partnership fiscal year, mean and refer to the net decrease in the amount of Partnership Minimum Gain during such Partnership fiscal year, and less the aggregate amount of any distributions (whether actual or deemed) during such fiscal year of proceeds of Nonrecourse Liabilities (other than Partner Nonrecourse Deductions) that are allowable as an increase in Partnership Minimum Gain, determined in accordance with Section 1.704-2(b)(1) and (c)(2) of the Regulations.

“Nonrecourse Liabilities” shall have the meaning ascribed to it in Section 1.704-2(b)(3) of the Regulations.

“Partner Nonrecourse Deductions” shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations.

“Partners” shall mean the General Partner and the Limited Partner, their duly admitted successors or assigns, or any Person who is a partner at the time of reference thereto.

“Partnership” shall have the meaning set forth in the recitals.

“Partnership Interest” shall have the meaning ascribed to it in Section 10.1 hereof.

“Partnership Minimum Gain” shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations.

“Percentage Interest” shall mean, with respect to each Partner, the percentage interest of such Partner in the Partnership as set forth opposite its respective name under the heading “Percentage Interest” on Schedule A.

“Person” shall mean any individual, partnership, corporation, trust, business association or other entity.

“Regulations” means the final, temporary or proposed Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Substituted Limited Partner” shall have the meaning set forth in Section 10.1 hereof.

1.2                               Exhibit, Etc. References to an “Exhibit” or a “Schedule” are, unless otherwise specified, to one of the Exhibits or Schedules attached to this Agreement, and references to an “Article” or a “Section” are, unless otherwise specified, to one of the Articles or Sections of this Agreement.

Article 2

Formation of Partnership

2.1                               Formation of Partnership. The Partners do hereby agree to form and are hereby forming the Partnership as a limited partnership under and pursuant to the provisions of the Act and all other pertinent laws of the State of Delaware for the purposes and upon the terms and conditions hereinafter set forth. The Partners agree that the rights and liabilities of the Partners shall be as provided in the Act except as otherwise herein expressly provided.

2.2                               Documents. The Partnership shall cause such notices, instruments, documents or certificates as may be required by applicable law and which may be necessary to enable the Partnership to conduct its business and to own its properties in the Partnership name to be filed or recorded in all appropriate public offices.

2.3                               Name. The business of the Partnership shall be conducted under the name of “HTS-San Antonio, L.P.” or such other name as the General Partner may select.

2.4                               Character of the Business. The purpose of the Partnership shall be to own, develop, operate, finance, sell and otherwise deal with real and personal property and to engage in one or more other businesses as are permissible under the Act. The Partnership shall have all powers necessary or desirable to accomplish these purposes.

2.5                               Location of the Principal Place of Business. The location of the principal place of business of the Partnership shall be at 200 West Madison, Chicago, Illinois 60606, or such other location as shall be selected from time to time by the General Partner in its sole discretion.

2.6                               Registered Agent and Registered Office. The Registered Agent of the Partnership shall be Corporation Service Company or such other Person as the General Partner may select in its sole discretion. The Registered Office of the Partnership shall be 2711 Centerville

Road, Suite 400, Wilmington, Delaware 19808, or such other location as the General Partner may select in its sole and absolute discretion.

Article 3

Term

3.1                               Commencement. The Partnership is commencing business on the date hereof.

3.2                               Dissolution. The Partnership shall continue until dissolved upon the occurrence of the earliest of the following events:

(a)                                 The dissolution, termination, removal or bankruptcy of the General Partner;

(b)                                 The affirmative decision of the General Partner and the Limited Partner during the term of the Partnership to terminate the Partnership;

(c)                                  Dissolution required by operation of law; or

(d)                                 December 31, 2051.

Article 4

Contributions to Capital

4.1                               Capital Contributions. The Partners have contributed the cash and/or property to the Partnership as is set forth on the books and records of the Partnership.

4.2                               Additional Contributions. The Partners shall not be obligated to contribute any additional amounts to the Partnership.

4.3                               No Third Party Beneficiary. No creditor or other third party having dealings with the Partnership shall have the right to enforce the right or obligation of any Partner to make Capital Contributions or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns.

4.4                               No Interest; No Return.  No Partner shall be entitled to interest on any Capital Contribution to the Partnership or on such Partner’s Capital Account. Except as provided herein or by law, no Partner shall have any right to demand or receive the return of its Capital Contribution to the Partnership.

Article 5

Allocations of Net Income and Net Loss, Etc.

5.1                               Allocation of Net Income and Net Loss.

(a)                                 Net Income. After giving effect to the allocations set forth in Sections 5.2 and 5.3 and except as otherwise provided herein, Net Income for any fiscal year or other applicable period shall be allocated in the following order and priority:

(i)                                     first, to the Partners, pro rata, until the aggregate of Net Income allocated to them pursuant to this Section 5.1(a)(i) for such fiscal year and all prior fiscal years is equal to the aggregate amount of Net Loss allocated to them pursuant to Section 5.1(b)(ii); and

(ii)                                  the balance, if any to the Partners in accordance with their Percentage Interests.

(b)                                 Net Loss. After giving effect to the allocations set forth in Sections 5.2 and 5.3 and except as otherwise provided herein, Net. Loss of the Partnership for each fiscal year or other applicable period shall be allocated as follows:

(i)                                     Net Loss of the Partnership for each fiscal year shall be allocated to the Partners in accordance with their respective Percentage Interests;

(ii)                                  Notwithstanding Section 5.1(b)(i) above, to the extent any Net Loss allocated to a Partner under Section 5.1(b)(i) would cause such Partner to have an Adjusted Capital Account Deficit as of the end of the fiscal year to which such Net Loss relates, such Net Loss shall be allocated to the other Partner.

5.2                               Special Allocations.

Notwithstanding any provisions of Section 5.1, the following special allocations shall be made in the following order:

(a)                                 Minimum Gain Chargeback (Nonrecourse Liabilities). If there is a net decrease in Partnership Minimum Gain for any Partnership fiscal year (except as a result of the conversion or refinancing of any Nonrecourse Liabilities, certain capital contributions, or a revaluation of the Partnership property as further outlined in Regulation Section 1.704-2(d)(4), (f)(2), or (f)(3)), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in Partnership Minimum Gain. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(f). This Section 5.2(a) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(b)                                 Minimum Gain Attributable to Partner Nonrecourse Debt. If there is a net decrease in Minimum Gain Attributable to Partner Nonrecourse Debt during any fiscal year (other than due to the conversion, refinancing or other change in the debt instrument causing it to become partially or wholly non-recourse, certain capital contributions, or certain revaluations of Partnership property as further outlined in Regulation Section 1.704-2(i)(4)), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in the Minimum Gain Attributable to Partner Nonrecourse Debt. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(i)(4) and (j)(2). This Section 5.2(b) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(c)                                  Qualified Income Offset. In the event that a Partner unexpectedly receives any adjustments, allocations or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and the Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible. This Section 5.2(c) is intended to constitute a “qualified income offset” under Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)                                 Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Partners in accordance with their respective Percentage Interests.

(e)                                  Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Partner that bears the economic risk of loss for the debt (i.e., the partner nonrecourse debt) in respect of which such Partner Nonrecourse Deductions are attributable (as determined under Regulation Section 1.704-2(b)(4) and (i)(1).

(f)                                Section 754 Basis Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Sections 732, 734 or 743 of the Code is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to said section of the Regulations.

5.3                               Curative Allocations. Notwithstanding any other provisions of this Article V to the contrary (other than the Regulatory Allocations, as defined below, and Section 5.5 hereof), the allocations (the “Regulatory Allocations”) set forth in Section 5.2 (save subparagraphs (d) and (f)) shall be taken into account in allocating other items of income, gain, loss, and deduction among the Partners so that, to the extent possible, the cumulative net amount of allocations of Partnership items under this Article V shall be equal to the net amount that would have been allocated to each Partner if the Regulatory Allocations had not occurred. This Section 5.3 is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of Section 1.704-1(b) of the Regulations and shall be interpreted in a manner consistent therewith.

5.4                               Other Allocation Rules. Except as otherwise provided in this Agreement, all items of Partnership income, gain, loss, deduction, and any other allocations for any fiscal year or other applicable period shall be divided among the Partners in the same proportions as they share Net Income or Net Loss, as the case may be, for the year.

5.5                               Tax Allocations.

(a)                                 Generally. Subject to paragraphs (b) and (c) hereof, items of income, gain, loss, deduction and credit to be allocated for income tax purposes (collectively, “Tax Items”) shall be allocated among the Partners on the same basis as the respective book items.

(b)                                 Sections 1245/1250 Recapture. If any portion of gain from the sale of property is treated as gain which is ordinary income by virtue of the application of Code Sections 1245 or 1250 (“Affected Gain”), then (A) such Affected Gain shall be allocated among the Partners in the same proportion that the depreciation and amortization deductions giving rise to the Affected Gain were allocated and (B) other Tax Items of gain of the same character that would have been recognized, but for the application of Code Sections 1245 and/or 1250, shall be allocated away from those Partners who are allocated Affected Gain pursuant to Clause (A) so that, to the extent possible, the other Partners are allocated the same amount, and type, of capital gain that would have been allocated to them had Code Sections 1245 and/or 1250 not applied. For purposes hereof, in order to determine the proportionate allocations of depreciation and amortization deductions for each fiscal year or other applicable period, such deductions shall be deemed allocated on the same basis as Net Income and Net Loss for such respective period.

(c)                                  Allocations Respecting Section 704(c) and Revaluations: Curative Allocations Resulting from the Ceiling Rule. Notwithstanding paragraph (b) hereof, Tax Items with respect to Partnership property that is subject to Code Section 704(c) and/or Regulation Section 1.704-1(b)(2)(iv)(f) (collectively “Section 704(c) Tax Items”) shall, to the extent so required, be allocated in accordance with said Code section and/or Regulation Section 1.704-1(b)(4)(i), as the case may be. The allocation of Tax Items shall be subject to the ceiling rule stated in Regulation Section 1.704-1(c)(2)(i). The General Partner is authorized to specially allocate Tax Items (other than the Section 704(c) Tax Items) to cure for the effect of the ceiling rule.

Article 6

Distributions

Subject to the provisions of Section 9.2 hereof respecting distributions on the dissolution of the Partnership, the Cash Flow of the Partnership shall be distributed to the Partners, at such times as shall be determined in the sole and absolute discretion of the General Partner, pro rata in accordance with their Percentage Interests.

Article 7

Records, Reports and Accounting

7.1                               Books of Account. At all times during the continuance of the Partnership, the General Partner shall cause proper and true books of account to be kept, such books of account to be of the types usually kept by Persons engaged in a business of a like kind and character. In addition, the Partnership shall keep all records as required to be kept pursuant to the Act. The books and records of account shall be kept at the principal office of the Partnership, and each

Partner shall at all reasonable times have access to such books and records and the right to inspect the same.

7.2                               Annual Statements. The Partnership’s books of account shall be closed promptly after the end of each fiscal year. Promptly thereafter, a written report shall be made to each Partner by the General Partner, which may include a balance sheet of the Partnership as of the end of such year, a statement of income and expenses for such year, a statement of Partners’ Capital Accounts and such statements with respect to the status of the Partnership and allocation of Net Income or Net Loss and distributions thereof as shall be necessary to advise all Partners properly about their investment in the Partnership for federal income tax reporting purposes.

Article 8

Rights, Duties and Restrictions of the General Partner

8.1                               Powers and Duties of General Partner. The General Partner shall be responsible for the management of the Partnership’s business and affairs and shall devote such time and effort to the Partnership as it shall deem reasonably necessary. Except as otherwise herein expressly provided, the General Partner shall have, and is hereby granted, full and complete power, authority and discretion to take such action for and on behalf of the Partnership and in its name as the General Partner shall, in its sole and absolute discretion, deem necessary or appropriate to carry out the purposes for which the Partnership was organized, including, but not limited to, the following:

(a)                                 To manage, control, invest, reinvest, acquire by purchase, lease or otherwise, sell, contract to purchase or sell, grant, obtain, or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all real property of whatsoever kind and nature, and wheresoever situated, in furtherance of the purposes of the Partnership;

(b)                                 To acquire real estate of any kind and of any type, and any and all kinds of interests therein, and to determine the manner in which title thereto is to be held; to manage, insure against loss, protect and subdivide any of the real estate, interests therein or parts thereof; to improve develop or redevelop any such real estate; to participate in the ownership and development of any property; to dedicate for public use, to vacate any subdivisions or parts thereof, to resubdivide, to contract to sell, to grant options to purchase, to sell on any terms; to convey, mortgage, pledge or otherwise encumber said property, or any part thereof; to lease said property or any part thereof from time to time, upon any terms and for any period of time, and to renew or extend leases, to amend, change or modify the terms and provisions of any leases and to grant options to lease and options to renew leases and options to purchase; to partition or to exchange said real property, or any part thereof, for other real or personal property; to grant easements or charges of any kind; to release, convey or assign any right, title or interest in or about or easement appurtenant to said property or any part thereof; to construct and reconstruct, remodel, alter, repair, add to or take from buildings on said premises; to insure any person having an interest in or responsibility for the care, management or repair of such property; to direct the trustee of any land trust to mortgage, lease, convey or contract to convey the real estate held in such land trust or to execute and deliver deeds, mortgages, notes, and any and all documents pertaining to the property subject to such land trust or in any matter regarding such trust; and to execute assignments of all or any part of the beneficial interest in such land trust;

(c)                                  To employ, engage or contract with or dismiss from employment or engagement persons deemed necessary by the General Partner for the operation and management of the Partnership business, including but not limited to, contractors, subcontractors, engineers, architects, surveyors, mechanics, consultants, accountants, attorneys, insurance brokers, real estate brokers and others;

(d)                                 To enter into and/or assume contracts on behalf of the Partnership;

(e)                                  To borrow money, procure loans and advances from any person for Partnership purposes, and to apply for and secure, from any person, credit or accommodations; to contract liabilities and obligations, direct or contingent and of every kind and nature with or without security; and to repay, discharge, settle, adjust, compromise, or liquidate any such loan, advance, credit, obligation or liability;

(f)                                   To pledge, hypothecate, mortgage, assign, deposit, deliver, enter into sale and leaseback arrangements or otherwise give as security or as additional or substitute security, or for sale or other disposition any and all Partnership property, tangible or intangible, including, but not limited to, real estate and beneficial interests in land trusts, and to make substitutions thereof, and to receive any proceeds thereof upon the release or surrender thereof; to sign, execute and deliver any and all assignments, deeds and other contracts and instruments in writing; to authorize, give, make, procure, accept and receive moneys, payments, property, notices, demands, vouchers, receipts, releases, compromises and adjustments; to waive notices, demands, protests and authorize and execute waivers of every kind and nature; to enter into, make, execute, deliver and receive written agreements, undertakings and instruments of every kind and nature; to give oral instructions and make oral agreements; and generally to do any and all other acts and things incidental to any of the foregoing or with reference to any dealings or transactions which any attorney may deem necessary, proper or advisable;

(g)                                  To acquire and enter into any contract of insurance which the General Partner deems necessary or appropriate for the protection of the Partnership, for the conservation of the Partnership’s assets or for any purpose convenient or beneficial to the Partnership;

(h)                                 To conduct any and all banking transactions on behalf of the Partnership to adjust and settle checking, savings, and other accounts with such institutions as the General Partner shall deem appropriate; to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment, of money in, into, or from any account in the Partnership’s name; to execute, procure, consent to and authorize extensions and renewals of the same; and to make deposits and withdraw the same and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

(i)                                     To demand, sue for, receive, and otherwise take steps to collect or recover all debts, rents, proceeds, interests, dividends, goods, chattels, income from property, damages and all other property, to which the Partnership may be entitled or which are or may become due the Partnership from any person or organization; to commence, prosecute or enforce, or to defend, answer or oppose, contest and abandon all legal proceedings in which the Partnership is or may hereafter be interested; and to settle, compromise or submit to arbitration any accounts, debts, claims, disputes and matters which may arise between the Partnership and any other person or organization and to grant an extension of time for the payment or satisfaction thereof on any terms, with or without security;

(j)                                    To make arrangements for financing, including the taking of all action deemed necessary or appropriate by the General Partner to cause any approved loans to be closed;

(k)                                 To take all reasonable measures necessary to insure compliance by the Partnership with applicable arrangements, and other contractual obligations and arrangements entered into by the Partnership from time to time in accordance with the provisions of this Agreement, including periodic reports as required to lenders and using all due diligence to insure that the Partnership is in compliance with its contractual obligations;

(l)                                     To maintain the Partnership’s books and records;

(m)                             To prepare budgets and forecasts with respect to the cash needs of the Partnership;

(n)                                 To prepare and deliver, or cause to be prepared and delivered by the Partnership’s accountants, (i) all financial and other reports with respect to the operations of the Partnership and (ii) all Federal and state tax returns and reports; and

(o)                                 To pay all expenditures of the Partnership and to invest the funds of the Partnership in such interest bearing or non-interest bearing accounts, including, without limitation, checking and savings accounts, certificates of deposit and time or demand deposits in such institutions, or in other safe and liquid investments as the General Partner shall deem appropriate.

8.2                               Duties and Conflicts. The General Partner shall devote such time and efforts to the business and activities of the Partnership as the General Partner shall deem reasonably necessary to promote adequately the interests of the Partnership and the Partners. Each Partner recognizes that each other Partner has or may have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Partnership, and that each Partner is entitled to carry on such other business interests, activities and investments. Each Partner may engage in any activities, whether or not competitive with the Partnership, without any obligation to offer any interest in such activities to the Partnership or to any Partner.

8.3                               Authority of the General Partner. Nothing herein contained shall impose any obligation on any Person or firm doing business with the Partnership to inquire as to whether or not the General Partner has properly exercised its authority in executing any instrument on behalf of the Partnership, and any such third Person shall be fully protected in relying upon such authority.

8.4          Additional Partners. Additional partners may be admitted to the Partnership only with the prior written consent of all Partners.

8.5          Waiver and Indemnification. Neither the General Partner nor any Person acting  on its behalf, pursuant hereto, shall be liable, responsible or accountable in damages or otherwise to the Partnership or to any Partner for any acts or omissions performed or omitted to be performed by them within the scope of the authority conferred upon the General Partner by this Agreement and the Act provided that the General Partner’s conduct or omission to act was taken in good faith and in the belief that such conduct or omission was in the best interests of the Partnership and, provided further, that the General Partner shall not be guilty of fraud, willful misconduct or gross negligence. The Partnership shall, and hereby does, indemnify and hold harmless the General Partner and its affiliates and any individual acting on their behalf from any loss, damage, claim or liability including, but not limited to, reasonable attorneys’ fees and expenses incurred by them by reason of any act performed by them in accordance with the standards set forth above or in enforcing the provisions of this indemnity; provided, however, no Partner shall have any personal liability with respect to the foregoing indemnification liabilities, any such indemnification to be satisfied solely out of the assets of the Partnership, it being understood and agreed that a deficit balance in the Capital Account of a Partner shall not be deemed an asset of the Partnership for purposes hereof.

8.6          Tax Matters Partner. The General Partner is hereby designated as the Tax Matters Partner of the Partnership under Subchapter C of Chapter 63 as contained in subtitle F of the Code, and as such is herein referred to as the “Tax Matters Partner.” All elections permitted to be made by the Partnership under the Code shall be made in the discretion of the Tax Matters Partner.

Article 9

Dissolution, Liquidation and Winding-Up

9.1          Accounting. In the event of the dissolution, liquidation and winding-up of the Partnership, a proper accounting (which need not be certified) shall be made of the Capital Account of each Partner and of the Net Income or Net Loss of the Partnership from the date of the last previous accounting to the date of dissolution.

9.2          Distribution on Dissolution. In the event of the dissolution and liquidation of the Partnership for any reason, the assets of the Partnership shall be liquidated for distribution in the following rank and order:

(a)           Payment of creditors of the Partnership (other than Partners) in the order of priority as provided by law;

(b)           Establishment of reserves to provide for contingent liabilities, if any;

(c)           Payment of debts of the Partnership to Partners, if any, in the order of priority provided by law; and

(d)           To the Partners in accordance with their respective positive Capital Account balances, as determined after taking into account all Capital Account adjustments for the Partnership taxable year during which such liquidation occurs (other than those made pursuant to Sections 1.704-1(b)(2)(ii)(b)(2) and (3) of the Regulations), such distributions to be made by the end of such taxable year (or, if later, within ninety (90) days after the date of such liquidation).

Whenever the Liquidating Trustee reasonably determines that any reserves established pursuant to subsection (b) above are in excess of the reasonable requirements of the Partnership, the amount determined to be excess shall be distributed to the Partners in accordance with the provisions of this Section 9.2.

9.3          No Obligation to Restore Deficit Capital Account Balance. No Partner shall have an obligation to restore a deficit balance in its Capital Account at dissolution and termination of the Partnership or at any other time.

9.4          Sale of Partnership Assets. To the extent that it is required to pay or provide for payment of Partnership debts, the Liquidating Trustee may, without the consent of the Partners, sell Partnership property. The Liquidating Trustee shall in good faith solicit bids from unrelated third parties and obtain independent appraisals before making any sale that has not been consented to by all of the Partners. Subject to the foregoing, all sales, leases, encumbrances or transfers of Partnership assets shall be made by the Liquidating Trustee solely on an “arms-length” basis and on the best price, terms and conditions reasonably available at the time and under the circumstances.

Article 10

Transfer of Partnership Interests

10.1        Restriction on Transfer. Except to the extent permitted by this Article X or as otherwise provided herein, no Partner may sell, assign, pledge, encumber or otherwise dispose of all or any portion of his or its interest in the Partnership (the “Partnership Interest”) without, in the case of a transfer by the Limited Partner, the prior written consent of the General Partner, and, in the case of a transfer by the General Partner, the prior written consent of the Limited Partner. Upon the transfer of a Partnership Interest in accordance with the provisions of this Section 10.1, the transferee Partner, in the case of a transferee General Partner, shall become vested with the powers and rights of the transferor General Partner once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest so acquired, and, in the case of a transferee Limited Partner, shall become a substituted limited partner entitled to all the rights and benefits of the transferee under this Agreement (the “Substituted Limited Partner”) only in accordance with the provisions of Section 10.2 hereof. Notwithstanding anything to the contrary in this Agreement, each Partner reserves the right to sell, assign, pledge, encumber or otherwise dispose of all or any portion of its Partnership Interest to any of its Affiliates provided that the Affiliates agree to be bound by the terms and conditions of this Agreement.

10.2        Substituted Limited Partners.

(a)           The General Partner may, but need not, in its sole and absolute discretion, permit an assignee or transferee (whether such assignee or transferee has acquired its Partnership Interest by virtue of a voluntary transfer or assignment pursuant to Sections 10.1, an involuntary transfer or assignment or a transfer or assignment by operation of law) of a Partnership Interest (or a part thereof) of the Limited Partner to be and become a Substituted Limited Partner in the Partnership.

(b)           Each Substituted Limited Partner, as a condition to its admission as a Substituted Limited Partner, shall execute and acknowledge such instruments, in form and substance satisfactory to the General Partner, as the General Partner shall deem necessary or desirable to effectuate such admission and to confirm the agreement of the Substituted Limited Partner to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest acquired. All reasonable expenses, including attorneys’ fees, incurred by the Partnership in this connection shall be borne by such Substituted Limited Partner.

Article 11

Rights and Obligations of the Limited Partner

11.1        No Participation in Management. The Limited Partner shall not take part in the management of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership.

11.2        Bankruptcy, Death, Dissolution or Termination of the Limited Partner. The bankruptcy, death, dissolution or termination of the Limited Partner shall not cause a dissolution of the Partnership, but, the rights of the Limited Partner to share in the Net Income or Net Loss of the Partnership, to receive distributions of Partnership funds and to assign its Partnership Interest or cause the substitution of a Substituted Limited Partner shall, on the happening of such event, devolve on its successors or assigns, and the Partnership shall continue as a limited partnership. However, such designee(s) shall not become a Substituted Limited Partner without the prior written consent of the General Partner.

Article 12

General Provisions

12.1        Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if delivered personally, mailed from within the United States by first class United States mail, postage prepaid, or sent by prepaid telegram or facsimile transmission (with written receipt of confirmation) to the addresses of the parties as set forth on Schedule A. The address of any party hereto may be changed by a notice in writing given in accordance with the provisions hereof.

12.2        Waiver of Right of Partition. Each of the Partners does hereby agree to and does hereby waive any right it may have to cause the Partnership’s property to be partitioned or divided among the Partners, or to file a complaint or institute any proceeding at law or in equity to cause the Partnership’s property to be partitioned or otherwise divided among the Partners.

12.3        Successors. This Agreement and all the terms and provisions hereof shall be binding upon and shall inure to the benefit of all Partners, and their legal representatives, heirs, successors and assigns, except as expressly herein otherwise provided.

12.4        Effect and Interpretation. This Agreement shall be governed by and construed in conformity with the laws of the State of Delaware.

12.5        Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one and the same document.

12.6        Partners Not Agents. Nothing contained herein shall be construed to constitute any Partner the agent of another Partner, except as specifically provided herein, or in any manner to limit the Partners in the carrying on of their own respective businesses or activities.

12.7        Entire Understanding. This Agreement constitutes the entire understanding among the Partners and supersedes any prior understandings and/or written or oral agreements among them respecting the subject matter within.

12.8        Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid by such court, shall not be affected thereby.

12.9        Assurances. Each of the Partners shall hereafter execute and deliver such further instruments and do such further acts and things as may be required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed as of the date and year first above written.

GENERAL PARTNER:

HTS-San Antonio, Inc.

By:	/s/ Harold S. Handelsman
Harold S. Handelsman, VP, Secretary & Treasurer

LIMITED PARTNER:

HTS-San Antonio, L.L.C.

By:	/s/ Kirk Rose
Kirk Rose, Vice President

SCHEDULE A

TO

AGREEMENT OF LIMITED PARTNERSHIP

OF HTS-SAN ANTONIO, L.P.

General Partner	Percentage Interest
HTS-San Antonio, Inc.	1%

Limited Partner
FITS-San Antonio, L.L.C.	99%